Liquidia Corporation
419 Davis Drive, Suite 100
Morrisville, NC 27560

September 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Davis
Joe McCann

Re:	Liquidia Corp
Registration Statement on Form S-3
File No. 333-259265

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Liquidia Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 14, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective.

Please contact Andrew P. Gilbert, of DLA Piper LLP (US), counsel to the Company, at (973) 520-2550, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Damian deGoa
Damian deGoa Chief Executive Officer